Filed by The News Corporation Limited
			Pursuant to Rule 425 under the Securities Act of 1933
                                     and Deemed Filed Pursuant to Rule 14a-12
                                    under the Securities Exchange Act of 1934

                            Subject Companies: Hughes Electronics Corporation
						Commission File No. 000-26035
						   General Motors Corporation
						Commission File No. 001-00143



								    NEWS CORP
						    Moderator: Gary Ginsberg
           					 April 10, 2003/7:30 a.m. CDT


				NEWS CORPORATION

				April 10, 2003
				7:30 a.m. CDT



Coordinator	 	Good morning, and thank you for standing by.  Your lines
			have been placed on a listen-only mode until today's question and answer segment. Today's conference call is being recorded. If you have any objections, please disconnect at this time.

			I would now like to turn your call over to Mr. Gary Ginsberg,
			Executive Vice President of Investor Relations and Corporate
			Communications.  Thank you, sir, you may begin.

G. Ginsberg		Thank you, operator.  Good morning, everyone, and thanks for
			joining us.  Today we'd like to briefly summarize the terms
			of the deal announced yesterday, under which News Corp acquired
			a 34% interest in Hughes Electronics.  We'll explain the
			rationale behind the deal, and then leave the majority of the time
			for your questions.

			On today's call are Rupert Murdoch, Chairman and Chief Executive
			of News Corp.; Peter Chernin, President and Chief Operating
			Officer of News Corp; Lachlan Murdoch, Deputy Chief Operating
			Officer; Dave DeVoe, Chief Financial Officer; and Chase Carey,
			who upon completion of the transaction will become President and
			Chief Executive Officer of Hughes Electronics.

			Before I turn the call over to Rupert and then to Chase for their
			brief remarks, let me first say that News, GM and Hughes intend to
			file a proxy or consent solicitation statement and other materials
			with the SEC in connection with the proposed transaction.  Because
			they will contain important information, investors are urged to read
			these materials which, when filed, will become available free of charge
			at the SEC's Web site.  Investors will also receive information at
			an appropriate time on how to obtain transaction related documents
			for free from News.  This call does not constitute an offer to sell
			or solicitation to buy in connection with the proposed transaction,
			which will only be made by means of an appropriate prospectus.

			On this call we make statements that constitute forward-looking
			statements within the meaning of the Private Securities Litigation
			Reform Act of 1995.  These forward-looking statements involve
			known and unknown risks, uncertainties, and other factors, including
			those described in News' public filings with the SEC, that
			could cause actual results to be materially different from those in
			the forward-looking statements.

			With that, let me turn the call over to Rupert Murdoch.

R. Murdoch		Thank you, Gary.  Good morning, ladies and gentlemen.  We're here
			to confirm the announcement of the extremely exciting event for
			News Corporation, Fox Entertainment Group and Hughes Electronics.
			Today, after three years of patient negotiations , occasional
			frustration, and ultimately great satisfaction, we have reached
			an agreement with the boards of General Motors and General Motors
			Hughes to acquire a significant 34% stake in Hughes Electronics.

			For all three of our companies the benefits of this transaction
			are substantial.  If it is rare to find a genuine win/win scenario
			in our crowded and competitive media landscape, it is truly
			exceptional to be able to create a win/win/win scenario as
			promising and powerful as the agreement we announced last night.
			For the shareholders and customers of News Corporation worldwide,
			for Fox and for GMH, today marks the start of a bright future indeed.

			Let me briefly summarize the highlights of the definitive deal
			that we reached today.  Under our agreement News Corporation will
			acquire General Motors' 19.9% stake in Hughesat a price of $3.8
			billion, comprising $3.07 billion in cash and 34.3 million News
			Corporation preferred limited voting ordinary ADRs at a value of
			$22.40 each.  News Corp will also acquire an additional 14.1%
			from public shareholders in GM's pension and other benefit plans
			at a price of $14.00 a share, for which we will be using 122.2
			million News Corp preferred ADRs, using the same base ADR price
			of $22.40.  Upon closing of the transaction News Corp's 34%
			ownership interest in Hughes will be transferred to Fox
			Entertainment Group, an 80.6% owned subsidiary, in exchange for
			74.2 million shares of Fox at $27.99, as well as two promissory
			notes totaling $4.5 billion.

			This agreement is subject to regulatory approval, but we expect
			the transaction to close by the end of calendar 2003.  At that
			point I'll become Chairman of Hughes, Chase Carey will become
			the company's Chief Executive Officer, and Eddy Hartenstein will
			be a Vice Chairman of the Board.  The board will consist of 11
			members, including myself, Mr. Carey, Mr. Hartenstein, Peter
			Chernin , who's the President and Chief Operating Officer of
			News Corporation and CEO of Fox, Dave DeVoe, Chief Financial
			Officer of News Corporation and Fox, and six independent directors.

			I know one of the first questions you may have is why we're
			housing Hughes within the Fox Entertainment Group.  The reason
			is simple.  It belongs there.  It belongs there, first of all,
			because it maintains the logical structure of News Corporation.
			Fox was created to house News Corp's American content and
			distribution assets, and as a television distribution platform,
			DirecTV obviously fits within the structure.  Second of all,
			the company's position within FEG will precipitate a mutually
			beneficial relationship we look forward to forging between
			Hughes and Fox.  To Hughes this deal offers the opportunity to
			work in close collaboration with Fox to provide its DirecTV
			platform with an increasingly rich array of content, programming
			and technological services.

			For Fox, a DTH platform capable of delivering our content to
			American satellite TV viewers represents an invaluable outlet
			for our television products.  In a landscape of increasing
			choice, but also increasing consolidation, such an outlet is
			essential if we are to ensure that our existing content and
			the content that we will create in the future continues to
			reach consumers.  We've built assets of immense value at Fox,
			assets like our cable channels, for instance, whose long-term
			viability will be greatly enhanced by the presence of a sister
			distribution platform.  But that is an advantage we do not
			plan to abuse.  As strong a player as we plan to be in the
			multi-channel television industry, we have every intention of
			being a fair player as well.  Both News Corp and Direct have
			committed to be bound by the FCC program access regulations,
			under which we will make our content readily available to all
			satellite television providers, as well as cable and other
			competing platforms.  Our creative strength as a company will
			increase the vitality of the American television market as
			a whole, enabling the sort of fair and fierce competition that
			our company was built on, and that, quite frankly, we have
			always thrived on.

			In the case of DirecTV, we will thrive by taking what I feel
			is one of America's great television assets and substantially
			improving it.  The beneficiaries of these improvements will be
			the shareholders of News Corporation, Fox and Hughes alike.
			All of them will be able to watch their asset grow faster and
			fundamentally stronger than was ever possible before.  Certainly
			we have considerable strength to build on.  DirecTV is an
			outstanding company with a very strong brand and a large customer
			base.  Furthermore, I want to tell you that Hughes management
			has done a magnificent job running their business and controlling
			costs in the uncertain circumstances of the past couple of years.
			Over the next few years we plan to take the value of this great
			asset and grow it dramatically by employing not only the content
			we have created at Fox, but the talents, the programming, the
			experience, the technology and the expertise we have developed
			at our leading television platforms around the world, which when
			added to Hughes will have a total customer base of well in excess
			of 25 million homes.  We are fully confident that by doing so we
			will create greater choice and a greater viewing experience for
			all Americans.  In the process our efforts will invigorate the
			multi-channel industry and help make satellite television a
			viable competitor to cable.  More programming options, greater
			efficiencies, richer content, better customer service and
			compelling new technologies will give satellite television its
			best chance to break cable's still-dominant hold on viewers.

			The person who will oversee our efforts, as I mentioned, is
			Chase Carey, who will be the new President and CEO of GMH.
			I'm now happy to pass this over to Chase to detail his
			strategies and improvements that he has in mind.  Thank you
			very much.

C. Carey		Thanks, Rupert.  Before I get into our plan forHughes, I want
			to pick up on something Rupert mentioned earlier, and that's
			the truly impressive job that Hughes management has done
			over the past few years.  It is not easy running a company
			under any circumstances, and it's certainly a lot harder when
			the future of that company is in flux.  So it's with a great deal
			of admiration that we recognize that team, and we're certainly
			highly supportive of them going forward.

			The cornerstone of Hughes, of course, is DirecTV, which has
			successfully established itself as the market leader in US
			satellite television.  Second only to Comcast in the number
			of multi-channel subscription homes it reaches in the US,
			DirecTV has created a fabulous brand and has unique strengths
			in areas like customer service, programming and distribution.
			DirecTV has taken a number of steps in the past year to further
			strengthen its business by addressing issues like cost
			reduction.  Our goal will to be to bring the expertise of News
			Corp to bear as we enhance and expand DirecTV's plans.  We see
			this as a business with real growth both in revenue and margins,
			in both the short-term and the long-term.  News Corp.
			has a proven track record at building businesses like the Fox
			Network and Fox News, as well as firsthand experience in creating
			and operating successful satellite distribution businesses like
			BSkyB, which is considered the premier satellite platform in the world.

			That expertise will be employed across the board at DirecTV.
			In the cost area DirecTV's management has acknowledged there
			is still considerable work to do.  We plan to enhance those
			managers' efforts by attacking costs from programming to
			marketing, churn, set top box costs, really every area.  We
			will also work with DirecTV management on a plan to maximize the
			platform's growth potential.  DirecTV already provides a great
			consumer experience, and we'll make it even better.  Initiatives
			in areas like customer service, marketing, on-screen guides,
			program packaging and choice will all be critical as we work to
			further increase the excellence of DirecTV's offerings to consumers.

			Technology, too, will be a crucial component of our plans to
			grow the success of DirecTV.  As technological innovations like
			PVRs, high definition and interactivity become market realities,
			we're confident that DirecTV will build on its leading ability to
			bring the most advanced experience to consumers.

			While DirecTV is the cornerstone, we also must focus on key issues
			across the rest of Hughes.  HNS is already the world leader in the
			enterprise business and has the opportunity to take that business
			to a whole new level with the launch of Spaceway, a system
			that represents an entirely new generation of satellite
			capability.  In other businesses like Latin America there are
			significant challenges to address, and we'll work with Hughes
			management to determine the best course on these and other
			issues in a decisive, expeditious, yet thoughtful manner.

			One of the greatest strengths we will bring to this company is the
			decisiveness that will enable Hughes to address both problem areas
			like Latin America, and areas of opportunity like the launch of
			interactivity and other technological innovations.  Hughes has
			clearly and understandably been handicapped at executing such plans
			by their for-sale status.  The clarity that comes from the end of
			that process, combined with the expertise we bring to the business,
			should enable us to energize the decision making that is critical to
			the business' growth and improvements from here.  We look forward to
			meeting all these challenges as we bring to this opportunity the talents,
			the experience and the excitement that we have developed in television
			markets all over the world.  I think there's no greater multi-
			channel television business than DirecTV, and I think there's no
			greater opportunity for News Corp, Fox and Hughes shareholders and
			customers than this chance to make DirecTV the strongest
			distribution platform in the world.  Thank you.

G. Ginsberg		Operator, we're now ready to take questions.

Coordinator		Thank you.  Please limit yourself to one question.  Brendan Lions,
			you may ask your question, and please state your company name.

B. Lyons		Brendan Lyons from JB Wier.  My question relates to the likely
			earnings dilution from the transaction for News Corp in the first
			full year, which will be 2005 on these expectations.  It looks
			to us that it will be EPS dilutive by 10% to 15% in the full year,
			and the synergies required to meet an EPS-neutral outcome is
			about $300 million US at the EBIT line for News Corp.  I'm just
			wondering if you can indicate whether you're comfortable with
			those sort of synergy forecasts, and provide some color perhaps
			on where do you expect to get those savings or benefits to News Corp?

D. DeVoe		Yes, as I think I said last night to you, we're comfortable with what
			we said last night:  that for the first full year of operations,
			fiscal '05, that the dilution to both News Corp and Fox would be
			marginally dilutive to slightly accretive.  You can work the math
			out, so we are comfortable with those types of savings.  Chase, do
			you want to talk about briefly some of the things that we might be
			doing with respect to Hughes?

C. Carey		Operationally in the business?

D. Devoe		Yes.

C. Carey		I think as you look at the business, clearly there are going to be a
			number of initiatives right out of the box.  There are initiatives
			we'll put in place in really across the board:  cost areas that should
			dramatically improve the margins in this business.  If you look
			competitively where their margins are today versus Charlie, I think
			it speaks to the opportunity here, or even versus the operating profit
			margins that exist in the cable industry, I think those are the types
			of margins.  I think those types of initiatives will apply to the
			programming, to overhead, to marketing, toSAC, to churn.  When you
			look at the benefit of just say taking churn down one percent, it's
			a huge benefit.  Today their churn is probably ten points higher
			than the churn we have in Britain.  So I think there's real upside
			in terms of the operating initiatives, and certainly growth as we
			go forward in the business.  They're bringing on new local to local
			markets.  Those will drive growth.  They're, I think, really starting
			to get on top of the multi-TV set demand.  That will drive growth.
			Technological innovations, particularly PVRs, will be the big part of
			bringing a new dimension of growth to this business.  I think within
			the DirecTV business there are a lot of things that will be done to
			drive, again, both the top line, and probably more importantly the
			bottom line.

			Beyond that there are some very big things that will be dramatic
			immediate improvements, I guess probably the biggest of those
			being Latin America, which has clearly been a drain on this company.
			They're in Chapter 11 now.  Obviously we have a Latin American
			business there, and we'll look for ways to rationalize those
			businesses in a way that makes sense for everybody.  I think that
			should be a structural change that is a very quick, very immediate
			and very dramatic improvement to the bottom line.  And there are
			obviously other issues that have been out there that need to be
			addressed.  The Pegasus situation they have clearly is not
			something that works in the marketplace.  A solution to that
			requires all parties to be realistic about the fair and appropriate
			way to readdress that.  But I think those are all opportunities
			that really can be very short-term, very immediate and very dramatic
			opportunities to drive and improve this business.

R. Murdoch		I'd just like to add to what Chase said.  I expect that by the time
			this deal is concluded, hopefully at the end of this calendar year,
			the subscriber count at DirecTV will be comfortably in excess of 12
			million, and you can certainly hold me to that.  Additionally, as
			we're just seeing at Sky in Britain, as we get into new services,
			and this perhaps is not so immediate, but as we get into new services
			and new offerings there will be opportunities to increase ARPU without
			any price rises.

			Thirdly, what Chase said is right about churn.  I don't know how
			much we can bring it down.  I think as they are making certain
			moves at the moment they're already bringing churn down from the
			low 20's to the mid to high teens.  In Britain we have it down to
			ten.  That may be too much to ask for in this country, but every
			point that you save in churn now saves about $70 million a year.

			Finally, I'd just say in Latin America, to be a little more
			specific, we've been investing in our partnership there, which
			now has about 1.6 million homes and about equal to theirs,
			although in different strengths in different countries.  We've been
			putting in the best part of $100 million a year, which has been
			coming out of our bottom line, and they have been injecting about
			$500 million cash a year to their 1.6 million and not growing.
			Now I can't tell you how this will be done or how fast, it'll be
			pretty fast, but both those minus figures will disappear.  So
			there's a big rationalization to occur, which will help both
			News and Hughes and all the shareholders of both.

B. Lyons		Can I just ask one follow-up question in regard to Hughes
			Network Systems, which didn't get a lot of time on the first
			conference call?  Are you committed to the rest of the cap ex
			for the Spaceway project?  That business seems to be
			losing in cash terms about $500 million US a year, and you
			have a couple more years of that program to run out.

R. Murdoch		From memory, I think it's due to have the Spaceway program all
			launched during 2004, and they have it planned to be in profit
			pretty much straightaway.  We will certainly be making a very
			close examination of that to see how practical it is and whether
			this is the beginning of a great new business or more just an
			engineer's dream.  My worry about providing broadband to the public
			as a whole, which we will certainly do in some form, is that there
			are new technologies being talked about and being invented every
			month or two, and I think the provision of broadband will become
			pretty much a commodity with a lot of competing players in it,
			and it's now something that we have to do.  We will do it only if
			there's no other way to get broadband to people in rural areas,
			but it's increasingly looking like there will be many options.
			I'd just say we're going to approach it with a lot of admiration
			for the work that's gone into it and for that very ambitious dream
			that it is, but we have to take a very close look at that before
			committing ourselves.

C. Carey		In terms of the cap ex, Spaceway will this calendar year be
			essentially complete, so they are on the tail end of the
			Spaceway cap ex process.

R. Murdoch		It will be done before we get there, as to at least 90%.  Is
			that right, Chase?

C. Carey		Yes.

B. Lyons		Thank you very much.

Coordinator		Kathy Steponius, you may ask your question.

K. Steponius		Hi.  Thanks.  Last night on the conference call, Rupert, I
			believe you said that you expect DirecTV to continue to add
			a million subscribers per year for the foreseeable future,
			and you basically just reiterated that this morning.  In
			light of the fact that AT&T bled 500,000 subscribers last
			year and that Comcast is no more focused on stemming those
			losses, won't adding a million subs per year be a lot more
			difficult going forward, especially given cable's position
			with the bundle?  If it turns out that the bundle is important
 			in keeping subscribers, of not getting them back from
			satellite, what's your willingness to compete on price on
			the video product?

R. Murdoch		We want to be competitive on price.  We're not, certainly, planning
			any price wars.  We're not a great believer in the bundling.  Some
			people like it, and a lot of other people prefer to get their bills
			one by one.  I don't like it in that I think if you give people a
			bundle and it comes in at over $100.00 a month and they think they
			have to cut back for some reason, they're more likely to cut out one
			premium video service than they are telephony or whatever.  So we're
			quite happy to keep it separate.  I think our offering will be so
			rich and so strong as a video that people will be very happy to have
			it.  They may take DSL, they may take cable, they may take Wi-Fi.
			They may be looking at new technologies.  Another one talked about in
			the New York Times this morning was Chairman Powell was being
			demonstrated to yesterday.  We just don't think that's a problem at all.

			As for the million, the fact is it's just going on and on.  Charlie is
			going up a million a year, and Direct is.  I think when we improve
			Direct and market it very aggressively, and particularly put tremendous
			effort into customer service, we'll get less churn and faster growth.
			All the research I've seen shows the continuing increase in share of
			multi-channel market going to DBS.  Certainly the idea of another two
			million growth this year over last year seems to be accepted by the
			researchers, and another two million next year, then they're saying it
			might come down to one and a half.  At the same time they're predicting
			slow growth in cable.  Cable's growth will come, I think, in revenues
			and other services.  But we have to see and build technical capacity
			into the satellite service so that we can get the same revenue growth
			as well as the subscriber growth.

C. Carey		I'd just add to that.  I do think when you look at growth , there are
			structural enhancements that are going to come to satellite.  Local
			to local, as we said, is going to be increasing; they're adding markets
			right now.  That has proven to be a dramatic area of growth and
			improvement.  And I think enhancements in areas like multi-set capability,
			which has been another issue for the satellite industry, are coming
			along.  I think you're going to see new set-top boxes that are much
			more efficient in terms of hooking up multiple sets.  So I think
			enhancements like that will fuel the growth of the cable industry,
			and then certainly will bring to Direct specifically improvements
			across the areas Rupert talked about, in terms of marketing, in terms
			of customer service, in terms of how do you access content, how
			do you add interactivity.  I think all those features are going to
			be enhancements that should enable us to more than maintain and
			build on the growth that exists today in the satellite business.

K. Steponius		Thank you.

Coordinator		Oliver Anstead, you may ask your question.

O. Anstead		I'm just stepping back to the question about the source of the
			accretion, I guess, longer-term.  I'm just wondering if you could
			maybe give a bit more detail on, for instance, if you break the
			three major components down into churn/non-churn costs, so say
			programming and administrative, and then maybe Latin America,
			what's the rough split where you're going to get most of the earnings
			or the expected earnings benefits?

D. DeVoe		I don't think that we're prepared to quantify any more than we just
			did the various areas of churn, other than to reiterate, I think as
			Chase went through in some detail, where we think the areas are
			going to come from.  Do you want to reiterate any of it, Chase,
			at all, because it's ballpark...?

C. Carey		I think Rupert gave you a sense of Latin American issues,
			and again, I think there are abilities and opportunities to turn that business essentially into a profitable business, a profitable situation. So I think he gave you a sense of...

R. Murdoch		Even on a breakeven I'm saying there's a saving of $600 million a
			year to be made there immediately.  There are contractual situations
			there and everything.  It may take us a couple of years to get there.

D. DeVoe		And just to add, it doesn't take necessarily the synergies that we
			bring to the business in the savings.  Hughes on its own has
			improved its business substantially from when we last looked at
			it.  So the business in its own right, even before we've put the
			savings on it that we expectto achieve, is going to generate
			pretty significant earnings as we look out into our first fiscal year.

C. Carey		The bottom line is we can really drive the bottom line.  As Rupert
			said, a point in churn is $75 million, a point in margin is $75
			million.As we address those areas, there are very dramatic opportunities.

O. Anstead		If you look at the Hughes guidance for '03, they're guiding for
			EBITDA of about $1.1 billion.  So if you look out to their calendar
			'05, can you take a stab at what sort of ...you'd be expecting out
			there?

D DeVoe			I don't think we'd put that type of number out there.

O. Anstead		Okay.  Thank you.

Coordinator		David Gibson, you may ask your question.

D. Gibson		Mr. Murdoch, I just want to clarify what your attitude
			is to the issue of the preferreds. Do you view them as cost of capital? What sort of cost do you think they have, because I think probably investors are a little bit concerned with the dilution that is immediately occurring?

R. Murdoch		Well, I think they're very under prices, if that's what you mean.
			They are our basic currency.  We have a lot more, you call them
			preferreds in Australia, but they're okay.  They're basically the
			main stock in News Corp and non-voting, and there's a great deal
			more of them and much bigger float than there is in the voting, so
			we use them as currency.  But if you take that as our basic measure
			and put us against our peers in the media industry, they're at a very
			considerable discount.  Dave could...  And they're... certainly to a
			Viacom, but I think even to a Disney or an AOL.

D. DeVoe		What we tried to do with the transaction is to structure
			the transaction so that it would have the minimum amount of dilution. We did that by trying to balance the maximum amount of both the cash that we could use to make this acquisition and the amount of equity required to balance that against to insure that we would, number one, maintain our credit rating, and then number two, insure that we continue to be strong financially.

R. Murdoch		I'd like to congratulate Dave.  I think the way he
			structured this has been quite brilliant. We've been husbanding our cash resources and making a very careful opportunity... which is thus far the biggest.
			But we expect at the end of this month, for instance, to be completing...which is really, I don't think I need be frightened of using the word a monopoly, because even the European commissioners use that in sanctioning it. But we will be the only carrier of multi-channel television. There will be no cable of any size, no other platform for a very long time. That I think we're paying about $900 million for at the end of this month.
			We will still finish the year something just a fraction under $4 billion. Is that correct, Dave?

D. DeVoe		Yes.  Correct.

R. Murdoch		Is cash reserves.  That's without the sale of the
			Dodgers, without calling on the $500 million from Liberty. So you can say well we've got well over $5 billion in fact there. We're putting 3.1 into this.
			And then of course we are expecting strong cash flows from all our operations to continue. They've been very good this year, and we expect them to continue through next year. So Dave and his conservative ways say we will never, under our current plans, fall below a million dollars cash in the bank, and I think it'll be considerably better than that.

De DeVoe		What we did, we did try to preserve our flexibility with respect to
			the amount of equity that we have to issue.  We do have the ability,
			if we chose to, to put more cash into the deal and less stock.  We've
			tried to balance this, and we'll have to see at closing, we're not
			promising that we're going to issue fewer shares, but we'll
			have to see what the outlook is for our business, what the outlook is
			for the economy, and we'll evaluate it at close.

D. Gibson		Just a follow-up on that.  In terms of the preferreds, Mr. Murdoch,
			should we consider ongoing the preferreds are your transaction currency,
 			that further issues are possible, and in that regard, given your
			comment that they are under priced, and we would probably concur with
			that, what steps you would take in the future to insure that the
			underpricing in not maintained, and in particular that they don't trade
			at... discount...?

R. Murdoch		Well I think we would have to be very careful and very cautious
			about issuing any equity at all, but we're not going to go
			back either to increase our borrowings.  So we would only ever
			make anything that's possibly dilutive in issuing stock if we
			saw medium-term accretion and saw it being really essential to
			the overall building of shareholder value.  We're about accretion
			and value, not dilution, but we are prepared to take a medium-term
			view of it rather than a quarter-to-quarter view.

D. Gibson		And in terms of reducing the discount that the preferreds trade at
			compared to the ordinary stock and the overall price discount of the
			company, as you said?

R. Murdoch		We have some ideas about that, but we're not ready to discuss them
			yet.  I think it's pretty ridiculous.  People seem in this country
			to be extremely happy buying the preferreds.  In Australia they all
			want to buy the voters.

G. Ginsberg		Next question, operator.

Coordinator		John Tinker, you may ask your question.

J. Tinker		Hi.  Could you just give us a little more specific guidance
			as to how fast you'll be able to execute on some of these
			changes in terms of when the deals go to close and at what
			point can you really get involved?

R. Murdoch		We hope we can keep very strong cordial relations with them.
			I think that they'll be very cooperative and listen to our
			ideas, but we have no power at all to change anything until
			the deal closes and passes all the regulators that are here
			in Washington.  Some of us have hopes it will be faster,
			but I think realistically we should think about getting in
			there in January of next year.  You'll see the beginnings
			of the effects of what we're doing, or planning to do, really
			in the full year of '05.

C. Carey		I would just add:  I do think we're on the same page with them about
			a number.I mean, take Latin America.  I think they are focused on the
			same issues we are and would work, certainly, even immediately, to
			determine what is the appropriate solution to a situation like that.
			I think they'll also be receptive to starting to work, so we hit the
			ground running in January '04, towards the types of things we can
			bring to bear, look at some of the things we've done in a place like
			BSkyB, get up to speed on the type of interactive services we've
			introduced there.  And we can obviously do planning so we're not
			starting in '04; we're hitting the ground running.  So I think there
			are clearly things that can be addressed in '03 as we're getting up
			to speed with them that are issues we'll work with them to address,
			and really will hit the ground running in '04.

R. Murdoch		I think I agree with Chase, that it's possible we can cure
			the Latin American problem even before the deal closes.

J. Tinker		On that note, do you have any plans for PanAmSat?

R. Murdoch		Just to develop it to its full potential.  We have no plans,
			certainly, to sell it.

J. Tinker		Thanks.

Coordinator		John Redin, you may ask your question.

J. Redin		Could you help me with this?  GMH has been for sale for the better
			part of three years, there were only two bidders, one of which was
			knocked out by the regulatory authorities.  GM is a forced seller,
			and the property is a fixer-upper.  Under those circumstances why
			would there be any premium paid?

R. Murdoch		Good question.  They were asking for a lot more money, and they had
			quite a strong lobby in their own company to keep it, people who are
			very attached to it.  They also had people in Hughes who would have
			liked to have seen it spun off quite independently, leaving the status
			quo.  I think they had to realize that in this market that last option
			was not open to them.

J. Redin		So why didn't you call their bluff?

R. Murdoch		Capital market.  But on the other hand, they've quite
			simply refused to take a lower place. They were asking a much higher price and we were offering a lower one, but we met at this price.

J. Redin		I think you should have called their bluff.

R. Murdoch		We thought we did.

J. Redin		If you walked away their stock would have went to between $6.00
			and $8.00, the current management is not well regarded.  They
			would have stewed in their own juices.  If you showed a little more
			patience...  You said you consider the...


R. Murdoch		That's quite after the event, and I don't concede that all.  The
			stock may have well gone back to $10.00, but not six or eight.

C. Carey		And I would challenge the fixer-upper categorization of the
			business.  There clearly is real... this is the market leader.
			It's got the best brand in the business, it's got unique
			programming in the business, it's got distribution assets.

D. DeVoe		The highest ARPU.

C. Carey		It's got a $10.00 higher ARPU.  If we can take the margins to where
			Charlie has got the margins, it's the better part of a... billion
			dollar difference there.

R. Murdoch		I don't want to embarrass anybody in this, but you must
			understand that the day to day management, the operational
			management of Direct, and of Hughes as a whole for that
			matter, changed completely and for the better about three
			months before they closed the deal with Charlie. That was
			very much as a result of some of the things that we did and
			they did in those negotiations.  But the management before
			that for three or four years I would concede was pretty
			disastrous.

D. DeVoe		Yes, and I would say this too.  This is a totally different
			business than we had before, I totally agree, so this is not
			a broken company like it may have been perceived a few years
			ago.  I think the price that we negotiated is a full price
			for what we would have paid for the business, but given what
			we can do with the business and based on our expectations
			for the business it is not an unreasonable price for us to
			pay.

			Just to add one further thing, we spent three years waiting for this.
			The idea that we would, to try to get the last dollar out of this,
			walk away and spend another year and a half was not something I think
			that I certainly would have supported from my position.

Coordinator		Jeff Logston, you may ask your question.

J. Logston		Thank you.  Could you guys just go over the control and governance
			issues, because you talk about this as if you're in total control of
			it while owning 34%?  Are they ceding that to you operationally, and
			what could happen in that ownership structure going forward?

R. Murdoch		The only thing that could happen would be that the six
			independent directors could all take a set against us and
			give us a lot of trouble and we'd have to go to the
			shareholders for a vote to remove some of them, but we don't
			expect that at all.  In fact, we have five, and the sixth
			one to be named yet, but of the five that are named, four
			of them are all very respectable, independent people and
			will do what they think is right for all the shareholders.
			They are all certainly long-term friends and acquaintances
			of everybody in News Corp.

J. Logston		And relative to running this company, that's going to be in
			the hands of News Corp and Fox?

R. Murdoch		Absolutely.

D. DeVoe		I also think that in terms of running the company, it's going
			to be run by best practices, and it's not going to be led by
			control of anything, it's going to be led by leadership that
			Chase and the executive team will bring to it.  So I think
			that we're not concerned about issues of formal control.
			We think that the shareholders and the board of directors
			will welcome the expertise and the leadership that Chase
			and the existing DirecTV management bring to this.

J. Logston		Let's hope so.  It's great.  Glad you guys did this.

Coordinator		Eric Lee, you may ask your question.

E. Lee			Hi.  Just a quick question in terms of in the context of
			subscriber growth and competition, and you referred to it
			I think briefly before, but in terms of the NRTC situation
			with DirecTV, they've been kind of losing subscribers over
			the past several quarters.  I just wanted to get your sense
			of any plans you might have going forward to potentially work
			with them to reinvigorate that subscriber growth, because I
			think it is somewhat of an overhang with the DirecTV platform.
			Thanks.

C. Carey		I think it's pretty clear that the structure of that relationship
			doesn't work today.  I think it's clear in what you see, the
			performance from the Pegasus NRTC side, and I think it's something
			that should be addressed.  I assume all parties would agree it's
			something that should be addressed. It requires reasonable parties
			to find an appropriate and fair solution, and I would assume all
			parties would like to find that.  I can't imagine they'd want to
			perpetuate something that clearly doesn't work, so it is something
			we'll certainly be aggressive about.

E. Lee			So I guess from your comments then it's fair to say at least
			there certainly is continued strategic value in your eyes to
			those territories?

R. Murdoch		Absolutely.

C. Carey		They are certainly important territories.  Again, I think there
			should be a fair solution for everybody that makes sense.  It
			requires parties to be reasonable, but it is an area that needs
			to be and should be addressed.  Clearly it's a problem for them.
			It's their entire business, and it's stuck in a mode of decline
			right now.  It's 8 million homes out of the 100 million plus in
			the United States, and it's an important part of that, that we
			will clearly aggressively deal with.

Coordinator		Mark Mah, you may ask your question.

M. Mah			My question was just asked.  Thank you.

Coordinator		Robert Routh, you may ask your question, and please state your
			company.

R. Routh		Robert Routh from Arnhold.  A few questions.  First, given News
			Corp's relationship with Liberty and Liberty's decision recently
			to roll in its Liberty Satellite and Technologies, which not only
			holds some GMH stock but some XMSR as well as Astrolink and some
			other things, it seems that it would make a lot of sense with what
			you guys planned on doing.  I'm wondering if long-term you see any
			potential opportunities for you and Liberty to participate in the
			DBS venture in more than just an investment in News Corp level?
			Second, I'm wondering if you could comment on whether or not you
			may have any interest going forward in Pegasus or PGTV given it's
			relationship with DirecTV?  And finally, whether you would have
			any interest in Chuck Dolan's Rainbow DBS orbital positions and
			satellite, especially given your focus on regional programming in
			the satellite specialty as far as local to local and the delivery
			of HDTV signals?

R. Murdoch		I think the answer is that probably no as far as Astrolink.  We'll
			see.  I think it's something that's taken a long time to get going.
			It was also something which we had a little investment in.  I think
			Charlie and Malone have upped their position in...is it Wild Blue?

D DeVoe			Yes.

C. Carey		Charlie hasn't.  Liberty and the NRTC have.  But I think Charlie has
			declined for this year.

R. Murdoch		Declined, did he?  I would be inclined to follow his judgement on a
			matter like that.

			Pegasus I think we've addressed.  It is a problem that has to be
			cured.  How will we do it?  I don't know, but so far that it is
			not working profitably and satisfactorily to either party, it is
			something that's holding back what would be faster growth of Direct.

			Your third question I've forgotten, I'm sorry.

R. Routh		Whether or not you may have any interest, in the event Chuck Dolan
			was interested in partnering?

R. Murdoch		No.  That satellite that Chuck has designed the experts
			tell me is a very good one, but it only covers
			geographically satisfactorily about half of the country,
			perhaps 70% of the population, but he's only got 11 spots
			on it, and Charlie... is not about to give up the other ones.
			Charlie might buy it from him for a good price, but it comes
			back to this question of two dishes, you'd have to buy two
			dishes.  We don't like that.  We think that's an imposition
			on people.  And as long as possible, we're not saying forever,
			as long as possible we're going to try to do everything from
			our Konus positions.  We not only have the 46 frequencies,
			I've forgotten the number, of the KU band Konus frequencies
			that are available, we also have very considerable KA band
			frequencies that are not yet being used.

R. Routh		Great.  Thank you very much.

G. Ginsberg		Operator, we have time for one last question.

Coordinator		Thank you.  Frank DePitrio, you may ask your question.

F. DePitrio		My question has to do with the mandatory exchange of the
			Hughes common stock and the split off. Hughes shareholders are going to receive the equivalent of about $14.00 a share in cash and/or stock. Is there any estimate as to what percentage of that $14.00 to Hughes shareholders will be in cash and what percentage of that $14.00 will be in stock?

D DeVoe	No.  		The transaction is required for the Hughes shareholders,
			other than General Motors, will receive stock.

F. DePitrio		Are you saying that the Hughes shareholders will not
			receive cash?

D. DeVoe		Right.

R. Murdoch		Well, it's unlikely.  We have the option to pay them cash if we
			have a surplus of it or find it's cheaper, but we would anticipate
			that that's a purely stock transaction.

F. DePitrio		So then when we convert our shares, that 17.5% that will
			be coming, what kind of stock will the Hughes shareholders get?

R. Murdoch		News preferred ADRs.

F. DePitrio		Thank you.

G. Ginsberg		Thank you very much, everyone, for joining us.  If you have any
			additional questions, Reed Nolte, myself, and Craig Felenstein
			in New York would be happy to answer them.  Thanks a lot for
			joining us.











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